SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

NUTRITION 21, INC.
(Exact name of registrant as specified in its charter)

New York	11-2653613
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

4 Manhattanville Road
Purchase, New York 10577
(914) 701-4500
(Address, including zip code, and telephone
number including area code of registrant's principal executive offices)

Benjamin T. Sporn
Vice President, General Counsel and Secretary
4 Manhattanville Road
Purchase, New York 10577
(914) 701-4500
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies of all communications to:
Oscar D. Folger, Esq.
521 Fifth Avenue
New York, New York 10175
Phone (212) 697-6464

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to general Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered (2)	Amount Being Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock par value $0.005 (3)	8,012,610	$ 2.05	$16,425,851	$1,757.57

(1) Estimated for purposes of computing the registration fee pursuant to Rule 457(c) at $ 2.05 per share based upon the average of the high and low prices of $2.19 and $1.91 on June 12, 2006.

(2) Pursuant to Rule 416, there are also being registered such additional number of shares of common stock as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3) Represents (a) up to 5,555,557 shares of Registrant's Common Stock (the "Common Stock"), (b) up to 2,222,220 shares of common stock issuable on exercise of warrants at an exercise price of $2.20 per share, (c) up to 145,833 shares of common stock issuable on exercise of warrants at an exercise price of $1.80 per share, (d) up to 75,000 shares of common stock issuable on exercise of warrants at an exercise price of $0.669 per share and (e) up to 14,000 shares of common stock issuable on exercise of warrants at an exercise price of $1.02 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the Selling Security Holders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

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PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION DATED JUNE 15, 2006

NUTRITION 21, INC.

Up to 8,012,610 Shares of Common Stock

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This prospectus relates to the offering and sale of:

* 5,555,557 shares of common stock.

* 2,222,220 shares of common stock issuable on exercise of warrants at an exercise price of $2.20 per share.

* 145,833 shares of common stock issuable on exercise of warrants at an exercise price of $1.80 per share.

* 75,000 shares of common stock issuable on exercise of warrants at an exercise price of $0.669 per share.

* 14,000 shares of common stock issuable on exercise of warrants at an exercise price of $1.02 per share.

All of the shares are being offered by the selling security holders listed in the section of this prospectus entitled "Selling Security Holders."

Nutrition 21's common stock is traded on the Nasdaq Capital Market under the symbol NXXI. As reported by Nasdaq for June 12, 2006, the last sale price for Nutrition 21's common stock was $2.05.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE .
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this preliminary prospectus is June 15, 2006.

THE COMPANY

We are a New York corporation that was incorporated on June 29, 1983. Our executive offices are located at 4 Manhattanville Road, Purchase, New York 10577 and our telephone number at that address is 914-701-4500. Our website address is www.nutrition21.com.

We own 27 U.S. patents for chromium compounds and their uses, and 9 other U.S. nutrition patents. Our proprietary technologies focus on chromium picolinate and its relationship to insulin resistance, a condition implicated in type 2 diabetes, cardiovascular disease, obesity and depression.

Based on reports on retail sales published by SPINS and Information Resources Inc., two sales and marketing data reporting companies, our Chromax(R) brand chromium picolinate is the leading branded chromium sold as a chromium supplement. We sell Chromax and other ingredients to customers who incorporate these ingredients into over 900 multi-ingredient products in the U.S. vitamin and mineral market. These products are sold by our customers under a variety of brands throughout the world through natural/health food stores, supermarkets, drug stores, and mass merchandisers, and also through direct sales and catalogue sales.

We are transitioning to a new business model in which we plan to use health care channels to market and distribute our branded products. We expect that our first two branded products will be Chromax for people with insulin resistance, and Diachrome(R) for people with type 2 diabetes. Diachrome consists essentially of Chromax chromium picolinate and biotin. To this end, we are engaged in a research program to explore the role of chromium in insulin function, to expand our patent portfolio and to create a strong body of professional and scientific articles in journals that are reviewed pre-publication by scientific experts. This process of scientific review is also known as "peer review." Examples of journals in which such reports have been published include American Journal of Clinical Nutrition, The Journal of FASEB, and American Diabetes Association's journal, Diabetes Care.

RISK FACTORS

An investment in the offered shares involves a high degree of risk. Prospective investors should understand that they may lose their investment and should consider carefully the following risk factors in making their investment decision.

WE HAVE NOT BEEN PROFITABLE FOR THE LAST THREE FISCAL YEARS, AND MAY REMAIN UNPROFITABLE FOR THE FORESEEABLE FUTURE.

  We had a net loss of $7.044 million for the fiscal year ended June 30, 2005, $5.901 million for the fiscal year ended June 30, 2004 and $10.506 million for the fiscal year ended June 30, 2003. We have had net operating losses periodically from our inception as a Company in 1983 through the fiscal year ended June 30, 2005. As of June 30, 2005, our accumulated deficit was approximately $61.968 million. For the nine months ended March 31, 2006, we had a net loss of $6.57 million and our accumulated deficit at March 31, 2006 was $68.539 million.

  As a result of the issuance of Preferred Stock in March 2005, as set forth under "Description of Securities," we expect to incur approximately $3.8 million of additional related expenses over the expected four-year term of the Preferred Stock.

We will likely continue to be unprofitable in the future should we fail to make strategic alliances for the products we propose in the health care market and should we be adversely affected by the other risk factors listed below. We may also need to raise additional funds. There are no assurances that additional funds will be available, or available on terms favorable to the Company. Our results will be adversely affected should there be a decline in sales of chromium picolinate so long as our revenues are primarily derived from the sale of this product.

SEVERAL RESEARCHERS HAVE QUESTIONED THE SAFETY OF CHROMIUM PICOLINATE, AND WE MAY BE LIABLE FOR DAMAGES IF OUR PRODUCTS HAVE HARMFUL SIDE EFFECTS.

In 1995 and 2002, a research group headed by Dianne Stearns, Ph.D. (University of Dartmouth College and Northern Arizona University) administered chromium picolinate in a laboratory to Chinese hamster ovary cell lines and reported safety concerns. Also, in 2003, a research group headed by John Vincent, Ph.D. (University of Alabama) administered chromium picolinate to fruit flies and reported safety concerns.

The Company believes that chromium picolinate is safe for humans. The U.S. Food and Drug Administration engaged the Institute of Medicine ("IOM") to review the safety of chromium picolinate, among other supplements, and the IOM concluded in 2004 that chromium picolinate is safe when used in a manner consistent with published clinical data, and that no further studies are necessary. After a safety review in 2003 and 2004, the United Kingdom's Food Standard Agency concluded chromium picolinate is safe. However, the Stearns and Vincent studies can nevertheless reduce the marketability of our products. In addition, if in fact safety concerns are well founded for humans, our viability will be affected since our revenues are primarily derived from the sale of chromium picolinate for inclusion in nutritional supplement products.

Harmful effects could also result in legal action against our Company. We have $5.0 million of product liability insurance for the products we currently market and intend to obtain product liability insurance for products we will market in the future. We may not succeed in obtaining additional insurance or obtaining insurance sufficient to cover all possible liabilities. No material liability claims have been asserted against us to date.

WE HAVE LIMITED EXPERIENCE IN SALES OF BRANDED PRODUCTS TO THE CONSUMER MARKET, AND WE HAVE NOT BEEN SUCCESSFUL IN THIS MARKET.

In fiscal year 2003, we discontinued our investment in the Lite Bites consumer product line and recorded a non-cash $4.4 million charge relating to the discontinuance. Except for Lite Bites, we have not had significant sales of any other consumer product. We think that a major reason for our lack of success in this area is that members of our senior management team have not had significant consumer marketing experience. In December 2005, we retained a vice president for sales and marketing who has significant experience in marketing therapeutic branded products, and we will seek to enter into strategic alliances with companies experienced in this area. Nevertheless, our lack of direct experience may adversely affect our ability to compete effectively in the sale of products to consumers through the health care channels.

TO SELL BRANDED PRODUCTS IN HEALTH CARE CHANNELS, WE WILL HAVE TO SUCCESSFULLY COMMUNICATE CHROMIUM PICOLINATE'S HEALTH BENEFITS TO THE MEDICAL COMMUNITY.

We plan to build awareness for our products through media campaigns that leverage research outcomes, and through testimonials from health care professionals. If these efforts are not successful we will not be able to compete in this market and the products we propose for this market will fail.

TO SELL BRANDED PRODUCTS IN RETAIL CHANNELS, WE WILL HAVE TO SUCCESSFULLY CREATE CONSUMER DEMAND FOR OUR PRODUCTS.

We plan to build awareness for our products through media campaigns that leverage research outcomes, public relations, and through testimonials from health care professionals. If these efforts are not successful we will not be able to compete in this market and the products we propose for this market will fail.

IF WE ARE UNABLE TO DEFEND OUR MARKET POSITION FROM LARGER, BETTER-FINANCED COMPETITORS, OUR BUSINESS COULD SUFFER.

In considering our competitive position, we distinguish between our existing ingredients business, on the one hand, and our prospective therapeutic branded products, on the other. We have a relatively strong position for existing stand-alone chromium sales where we believe that we have an approximately 80% share of the market, and we have a 15% market share for sales of chromium into multi-ingredient products, based on reports on retail sales furnished by SPINS and Information Resources Inc. SPINS and Information Resources Inc. are in the business of providing sales and marketing data. Our major competitor is InterHealth Nutraceuticals Inc. which is a privately held company that markets chromium polynicotinate. Based on SPINS data, we estimate that InterHealth has approximately a 12% share of the market for standalone chromium sales.

Our proposed therapeutic branded business will confront many large established companies in a huge industry that serves the diabetes therapeutic market. The market is served by the major pharmaceutical companies such as Eli Lilly, Johnson & Johnson, Bristol-Myers Squibb, and GlaxoSmithKline that offer various medications to diabetics. Our success in this arena will in large part depend on our obtaining a scientific consensus that our supplement offers benefits that are competitive with the numerous products offered by companies that participate in this business.

The nutritional product industry and the related drug industries are, of course, intensely competitive. Our competitors include major companies with raw materials and finished product divisions that also engage in the development and sale of dietary supplements. The great majority of these competitors have financial and technical resources as well as production and marketing capabilities substantially greater than ours. In addition, many of our competitors have experience significantly greater than we have in the development and testing of new or improved products.

OUR PRODUCTS MAY BECOME OBSOLETE DUE TO TECHNOLOGICAL ADVANCES.

We are developing products in areas that are undergoing rapid technological advances and we may be unable to take advantage of these advances. In addition, the successful application of these technological advances by competitors may render our products obsolete. In the nutrition supplement market there are numerous products for which claims are made similar to those we make for chromium picolinate. Examples of other products are: Alpha Lipoic Acid that is marketed for enhancing insulin sensitivity and improving sugar metabolism; Magnesium that is marketed for improving glucose tolerance; Vitamin E that is marketed for glucose tolerance; and Vanadium that is marketed for improving insulin resistance and stabilizing glucose levels. The Company is not aware of any studies that compare the relative advantages or disadvantages of the Company's products as against these other products. Research supporting competitors' claims in the nutrition supplement market is not subject to mandatory review by any government agency. Therefore, new products can appear and be brought to market rapidly and with little advance notice. A product competitive with chromium picolinate may appear or be supported by new research before we are able to respond with new product development or countervailing research. If competing products are developed that customers believe are superior to our products, sales of our products could decline and our business would be harmed.

IF WE ARE NOT ABLE TO MEET REGULATORY REQUIREMENTS THAT APPLY TO OUR PRODUCTS, WE WILL NOT BE ABLE TO MARKET THEM WITH CLAIMS FOR THEIR USE.

The U.S. Food and Drug Administration regulates the labeling and marketing of our dietary supplements under the Dietary Supplement and Health Education Act, also known as DSHEA. Under DSHEA, we are required to submit for FDA approval claims regarding the effect of our dietary supplements on the structure or function of the body. DSHEA also requires FDA approval for health claims that relate dietary supplements to disease prevention.

Under DSHEA, within 30 days after first marketing a product, a company must submit to the FDA for review each claim (other than a qualified health claim) by the company that the product benefits bodily structure or function. If the FDA believes that a claim suggests the product is intended to diagnose, treat, cure or prevent a disease, it will reject the claim, usually within three months, in which case the company may no longer make the claim. To date, the FDA has not rejected any of our claims for benefit to bodily structure and function that are significant for the marketing of our products. Should the FDA in the future reject significant claims, we may be unable to interest consumers in purchasing our products.

The FDA review of health claims requires significant scientific agreement that the totality of the data supports the claims that a product prevents disease. We applied for a qualified health claim on December 19, 2003, related to the prevention of diabetes. In August 2005, the FDA issued a favorable response to our qualified health claim application, recognizing chromium picolinate as a safe nutritional supplement that may reduce risk of insulin resistance and possibly type 2 diabetes. In a letter to the Company, the FDA’s Center for Food Safety and Applied Nutrition concluded that there is credible evidence to support the following qualified health claim:

“One small study suggests that chromium picolinate may reduce the risk of insulin resistance, and therefore possibly may reduce the risk of type 2 diabetes. FDA concludes, however, that the existence of such a relationship between chromium picolinate and either insulin resistance or type 2 diabetes is highly uncertain.”

The FDA declined to permit other qualified health claims that were proposed by the Company.

WE ARE SUBJECT TO A FEDERAL TRADE COMMISSION CONSENT AGREEMENT THAT MAY ADVERSELY AFFECT OUR BUSINESS.

  The Federal Trade Commission ("FTC") regulates product-advertising claims, and requires that claims be supported by competent and reliable scientific evidence. Prior to our acquisition of a California limited partnership called Nutrition 21 ("Nutrition 21 LP"), the FTC opened an inquiry into certain of the claims that Nutrition 21 LP was making for chromium picolinate. The inquiry was terminated by the FTC with Nutrition 21 LP entering into a consent agreement that requires Nutrition 21 LP to support its claims by competent and reliable scientific evidence. After we acquired Nutrition 21 LP, we undertook new clinical studies to support the claims we intended to make for our products. The FTC has subsequently audited our chromium picolinate advertising and has not found either a lack of competent and reliable scientific evidence or a failure to comply with the consent agreement. We are discussing with the FTC whether we should have any liability for weight loss advertising claims that were made on QVC, Inc. televised shopping programs for Lite Bites consumer products. The FTC continues to monitor our advertising and could limit our advertising in ways that could make marketing our products more difficult or result in lost sales.

IF WE DO NOT ENFORCE OUR PATENT RIGHTS, OR ARE UNSUCCESSFUL ENFORCING OUR PATENT RIGHTS, WE WILL FACE INCREASED COMPETITION.

Our significant patents consist of:

three method of use patents that expire in 2009 that cover the use of chromium picolinate for improving body composition, glucose stabilization and cholesterol maintenance,

another method of use patent that expires in 2015 and covers the use of high doses of chromium picolinate for glucose stabilization,

four patents that expire in 2017 and cover the use of chromium for relieving the symptoms of depression and pre-menstrual syndrome,

two composition of matter patents that expire in 2017 and cover chromium picolinate and biotin compositions and their use for stabilizing serum glucose,

one composition of matter patent that expires in 2017 and covers a composition of chromium picolinate and other ingredients and its use for improving body composition, and

16 other chromium-based patents that expire in 2017, 2018 and 2021 that cover a range of compositions and uses for which we do not offer products.

We have also applied for ten other United States patents relating to improving insulin sensitivity, reducing hyperglycemia, and treatment of diabetes, dyslipidemia, hypercholesterolemia and other diseases. If we do not obtain patent protection, our ability to develop and market products for these disease states will be adversely affected, since we will be subject to competition on the products we develop. To date, we have not been denied a patent on any application. However, there is no guarantee a patent will be granted in each instance.

Composition of matter patents protect the manufacture, sale or use of a product. Method of use patents cover the use of a product. Method of use patents are more difficult to enforce since the actual infringer is the person that takes the chromium picolinate for the patented use. In order to enforce a method of use patent against manufacturers or sellers, the patent owner must prove contributory or induced infringement, which is more difficult than enforcing a composition of matter patent.

We are from time to time faced with competition from companies, including importers, that disregard our patent rights. Companies frequently take calculated risks that we will not sue to enforce our patent rights against them and that we will not prevail in any suits that we do bring. In considering whether to bring a suit, we take into account the legal costs of enforcing the patent.

Competitors who disregard our patent rights can undercut our prices because they avoid paying for the technology in their products.

We brought approximately 20 patent infringement suits under a composition of matter patent that expired in 2001. These suits were settled in our favor, in some cases by agreement of the infringing party to purchase designated amounts of products from us, and in other cases by cash payments to us. We also brought one infringement suit under our patent that covers the use of chromium picolinate for stabilizing serum glucose. This suit was settled by agreement of the infringing party to purchase from us all of its requirements for chromium picolinate over a designated period. We currently have one patent infringement suit pending, and are evaluating bring other patent infringement suits.

IF WE ARE UNABLE TO MAINTAIN A NASDAQ LISTING FOR OUR SECURITIES THE LIQUIDITY OF OUR STOCK WILL BE REDUCED AND INVESTORS MAY BE UNABLE TO SELL THEM, OR MAY BE ABLE TO SELL THEM ONLY AT REDUCED PRICES.

We are currently in compliance with Nasdaq's minimum $1.00 bid price requirement for continued listing on the Nasdaq Capital Market. If we fail to meet the $1.00 bid price requirement for at least 30 consecutive business days, we will be provided time to achieve compliance, generally up to one year provided we satisfy the criteria for continued listing other than the minimum bid price. The period during which our common stock will continue to be listed on the Nasdaq Capital Market may be extended further subject to certain conditions. Throughout this period the Company can regain compliance by maintaining a $1.00 per share bid price for a minimum of 10 consecutive business days. Should the Company not be in compliance at the end of this period, its common stock will be subject to delisting from the Nasdaq Capital Market. Under certain circumstances, to ensure that the company can sustain long-term compliance, Nasdaq may require the closing bid price to equal or to exceed the $1.00 minimum bid price requirement for more than 10 consecutive business days before determining that a company complies with Nasdaq's minimum $1.00 bid price requirement.

The liquidity of our common stock will be reduced if our securities fail to maintain a Nasdaq listing. Purchasers of our common stock would likely find it more difficult to sell our common stock, and the market value of our common stock would likely decline.

In addition, if we fail to maintain a Nasdaq listing for our securities, and no other exclusion from the definition of a "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in these transactions, which will make it more difficult for purchasers of our common stock to dispose of their shares.

Should we fail to maintain our Nasdaq listing and should we then or thereafter not be listed on the Bulletin Board we will be required to redeem our Preferred Stock before the four-year period fixed for maturity.

FORWARD LOOKING STATEMENTS

You should realize that there are words and phrases in this prospectus that relate to the future, such as "anticipates" and "expects." These words and phrases are based on our current expectations and assumptions, and our results may well differ because of the risk factors that we listed and for other reasons.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the offered shares by the Selling Security Holders. We have agreed to pay the expenses of registration of the Common Stock, including legal and accounting fees. See "Plan of Distribution." All of the shares of common stock are being sold by the Selling Security Holders for their own accounts. Any proceeds that we receive from the exercise of warrants will be used by us for working capital and general corporate purposes.

DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of Common Stock, $.005 par value, of which 48,570,071 shares are issued and outstanding. All the outstanding shares of common stock are fully paid, validly issued and nonassessable.

Holders of shares of Common Stock are entitled to share equally on a per-share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment of creditors and the holders of any senior securities, our assets will be divided pro rata on a per-share basis among the holders of the shares of our Common Stock. There are no conversion or redemption privileges or any sinking fund provisions with respect to the Common Stock.

Holders of shares of Common Stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of more than 50% of the common stock can elect 100% of the directors of the Company if they choose to do so. The bylaws of the Company require that only a majority of the issued and outstanding shares of Common Stock need be represented to constitute a quorum and transact business at a stockholders' meeting.

We adopted a Shareholder Rights Plan on September 12, 2002. Under this plan, we distributed, as a dividend, one preferred share purchase right for each share of Common Stock held by stockholders of record as of the close of business on September 25, 2002. The Rights Plan is designed to deter coercive takeover tactics, including the accumulation of shares in the open market or through private transactions, and to prevent an acquiror from gaining control of the Company without offering a fair price to all of our stockholders. The Rights will expire on September 11, 2012.

Each Right entitles stockholders to buy one one-thousandth of a share of newly created Series H Participating Preferred Stock of the Company for $3.00 per share. Each one one-thousandth of a share of the Preferred Stock is designed to be the functional equivalent of one share of Common Stock. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock (30% in the case of a person or group that is currently a 15% holder) or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's Common Stock.

If any person or group (an "Acquiring Person") becomes the beneficial owner of 15% or more of the Company's Common Stock (30% in the case of a person that is currently a 15% holder), then (1) the Rights become exercisable for Common Stock instead of Preferred Stock, (2) the Rights held by the Acquiring Person and certain affiliated parties become void, and (3) the Rights held by others are converted into the right to acquire, at the purchase price specified in the Right, shares of Common Stock of the Company having a value equal to twice such purchase price. The Company will generally be entitled to redeem the Rights, at $.001 per Right, until 10 days (subject to extension) following a public announcement that an Acquiring Person has acquired a 15% position.

On March 31, 2005 we issued 9,600 shares of Series I 6% Convertible Preferred Stock ("Preferred Stock"). Each share of Preferred Stock has a stated value of $1,000 per share. The Preferred Stock is convertible into Common Stock at the option of the holders at $1.2535 per share, subject to anti-dilution provisions. Subject to certain conditions, we can force conversion of the Preferred Stock if the volume weighted average price of the common stock is at least $3.76 for 20 consecutive trading days. The Preferred Stock pays cumulative dividends at the annual rate of 6%. Dividends are payable in cash, provided that if certain conditions are satisfied, dividends may be paid in shares of Common Stock valued at 90% of the average of the 20 trading days volume weighted average prices immediately prior to the dividend payment date. The stated value of the Preferred Stock is preferred in liquidation against the holders of Common Stock. The consent of the holders of the Preferred Stock is required before we can issue senior or pari passu stock. The Preferred Stock generally has no voting rights. We must redeem the Preferred Stock at the original issue price plus accrued dividends on March 31, 2009. We must also redeem the Preferred Stock on the occurrence of certain default events.

SELLING SECURITY HOLDERS

The following table sets forth the names of the Selling Security Holders, all of the securities of the Company beneficially owned by them, and the number of offered shares which may be offered for sale pursuant to this prospectus by each of the Selling Security Holders.

All information with respect to share ownership has been furnished by the Selling Security Holders. The offered shares may be offered from time to time by the Selling Security Holders named below. However, the Selling Security Holders are not obligated to sell any offered shares immediately under this prospectus. The table assumes that all of the offered shares held by the Selling Security Holders are sold, and that the Selling Security Holders acquire no additional shares of common stock before the completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and for calculating the shares and percentage beneficially owned by each Selling Security Holder includes any securities which the person has the right to acquire within 60 days of the date of this prospectus through the conversion or exercise of any security or right. However, the terms of substantially all of the warrants reflected in the table and in the footnotes to the table restrict each holder’s right to exercise the warrants to the extent that beneficial ownership of such holder and its affiliates would exceed 4.99% or 9.99% (as applicable) of the shares of Common Stock that would be outstanding after giving effect to such conversion or exercise. For convenience the table and the footnotes are presented as if these restrictions did not apply.

The Common Stock and the Warrants were issued pursuant to separate agreements in separate private placements on May 19, 2006. We have agreed to register the Common Stock and the common stock issuable on exercise of the warrants.

Name of Selling Security Holder	Common Stock Owned Before Offering [1]	% of Class	Warrants Owned before Offering[2]	Amount of Common Stock to be Offered	Amount of Common Stock Issuable Upon Exercise of Warrants to be Offered	Securities Owned After Offering	Percent of Class
CD Investment Partners, Ltd. 3 4	555,556	1.14	222,222	555,556	222,222	0	0
Diamond Opportunity Fund, LLC [5]	277,778	*	111,111	277,778	111,111	0	0
Dolphin Offshore Partners, L.P. [6]	1,489,464	3.07	222,222	555,556	222,222	933,908	1.92
Fort Mason Master, LP [7] [8]	1,826,029	3.76	730,412	1,826,029	730,412	0	0

1 Unless otherwise indicated, these shares of common stock were issued by the Registrant in separate private placements on May 19, 2006.
2 Unless otherwise indicated, these warrants have an exercise price of $2.20 per share and were issued by the Registrant in separate private placements on May 19, 2006.
3 CD Capital Management LLC (“CD Capital”), as investment manager for CD Investment Partners, Ltd. (“CDIP”), ZP-II LP (“ZP II”), as the manager and sole member of CD Capital, C3 Management Inc. (“C3”), as the general partner of ZP-II, and John D. Ziegelman, as the Chairman of the Board, President and Treasury and the beneficial owner of 100% of the outstanding shares of common stock of C3, each may be deemed to have beneficial ownership of the shares owned by CDIP which are being registered hereunder
4 CD Capital has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the shares being registered hereunder for CDIP. ZP-II LP, C3 and Mr. Ziegelman may be deemed to share with CD Capital the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of such shares.
5 David Hokin, Rob Rubin, and Richard Marks have shared voting and dispositive power over the securities held by this selling shareholder. Messrs. Hokin, Rubin and Marks are the Manager, Managing Director and Managing Director, respectively, of the selling shareholder. Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of these shares.
6 Peter E. Salas, General Partner, has sole voting and dispositive power over the securities held by this selling shareholder.
7 Daniel German has sole voting and dispositive power over the securities held by this selling shareholder.
8 The securities listed in the selling security holder table for each of Fort Mason Master, L.P. and Fort Mason Partners, L.P. are owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P., respectively (collectively, the "Fort Mason Funds"). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

Name of Selling Security Holder	Common Stock Owned Before Offering [1]	% of Class	Warrants Owned before Offering [2]	Amount of Common Stock to be Offered	Amount of Common Stock Issuable Upon Exercise of Warrants to be Offered	Securities Owned After Offering	Percent of Class
Fort Mason Partners, LP 9 10	118,416	*	47,366	118,416	47, 366	0	0
Morton Partners, LP [11]	1,131,366[12]	2.33	222,222[13]	555,556	222,222	575,810	1.19
Pierce Diversified Strategy Master Fund LLC 14 15	138,889	*	55,555	138,889	55,555	0	0
SF Capital Partners Ltd.16 17	833,333	1.72	333,333	833,333	333,333	0	0
Visium Long Bias Fund, LP18	40,412	*	16,165	40,412	16,165	0	0
Visium Long Bias Offshore Fund, Ltd.[19]	132,883	*	53,153	132,883	53,153	0	0

9 Daniel German has sole voting and dispositive power over the securities held by this selling shareholder.
10 See footnote 8.
11 Mitchell J. Blutt, General Partner, has sole voting and dispositive power over the securities held by this selling shareholder.
12 Constitutes (A) 575,810 shares of common stock issued to the selling shareholder in a private placement on March 31, 2005, consisting of (i) 358,995 shares of common stock issuable on conversion of 450 shares of Series I 6% Convertible Preferred Stock (“Preferred Stock”), (ii) 78,596 shares of common stock consisting of open market purchases and dividend shares on the Preferred Stock, and (iii) 138,219 shares of common stock issuable upon exercise of warrants at an exercise price of $1.3104 per share; and (B) 555,556 shares of common stock issued to the selling shareholder in a private placement on May 19, 2006.
13 These warrants have an exercise price of $2.20 per share and were issued by the Company to this selling shareholder in a private placement on May 19, 2006. See footnote 12 for information on warrants issued to this selling shareholder in a March 31, 2005 private placement.
14 Mitch Levine, Managing Partner, has sole voting and dispositive power over the securities held by this selling shareholder.
15 Pierce Diversified Strategy Master Fund LLC is affiliated with Enable Capital LLC, a registered broker-dealer. Mitch Levine is the Managing Member of Enable Capital LLC and is also a principal in Pierce Diversified Strategy Master Fund LLC’s general partner. Pierce Diversified Strategy Master Fund LLC purchased shares of the Company for the sole benefit of the fund's limited partners, and with no pre-existing, current or future intent to distribute shares of the Company through Enable Capital LLC. Pierce Diversified Strategy Master Fund LLC acquired the securities in the ordinary course of business and, at the time of acquisition, had no agreements, understandings, or arrangements with any other persons, directly or indirectly, to dispose of the securities. Lastly, Enable Capital LLC is foreclosed from the same anyway, insofar as it maintains no customer or client accounts.
16 Michael A. Roth and Brian J. Stark have sole voting and investment control over securities owned by SF Capital Partners Ltd. but disclaim beneficial ownership of such securities.
17 SF Capital Partners Ltd. is affiliated with two registered broker-dealers, but certifies that it bought the registrable securities in the ordinary course of business, and at the time of the purchase of the registrable securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the registrable securities.
18 Jacob Gottlieb and Dimitry Balyasny have shared voting and dispositive power over the securities held by this selling shareholder.
19 Jacob Gottlieb and Dimitry Balyasny have shared voting and dispositive power over the securities held by this selling shareholder.

Name of Selling Security Holder	Common Stock Owned Before Offering [1]	% of Class	Warrants Owned before Offering [2]	Amount of Common Stock to be Offered	Amount of Common Stock Issuable Upon Exercise of Warrants to be Offered	Securities Owned After Offering	Percent of Class
Visium Balanced Offshore Fund, Ltd. [20]	204,299	*	81,720	204,299	81,720	0	0
Visium Balanced Fund [21]	131,098	*	52,439	131,098	52,439	0	0
Atlas Master Fund, Ltd. [22]	46,863	*	18,745	46,863	18,745	0	0
Kevin H. Livingston	86,007[23]	*	11,111[24]	27,778	11,111	58,229	*
Stuart L. Rudick	692,292[25]	1.43	44,444[26]	111,111	44,444	581,181	1.20
McLeod Discoveries, LLC [27]	0	0	75,000[28]	0	75,000	0	0
Integrated Sustainable Solutions [29]	20,000	*	14,000[30]	0	14,000	20,000	*

20 Jacob Gottlieb and Dimitry Balyasny have shared voting and dispositive power over the securities held by this selling shareholder.
21 Jacob Gottlieb and Dimitry Balyasny have shared voting and dispositive power over the securities held by this selling shareholder.
22 Dimitry Balyasny has sole voting and dispositive power over the securities held by this selling shareholder.
23 Constitutes (A) 58,229 shares of common stock issued to the selling shareholder in a private placement on March 31, 2005, consisting of (i) 39,888 shares of common stock issuable on conversion of 50 shares of Series I 6% Convertible Preferred Stock (“Preferred Stock”), (ii) 2,983 shares of common stock subsequently issued by the Company as dividend shares on the Preferred Stock, and (iii) 15,358 shares of common stock issuable upon exercise of warrants at an exercise price of $1.3104 per share; and (B) 27,778 shares of common stock issued to the selling shareholder in a private placement on May 19, 2006.
24 These warrants have an exercise price of $2.20 per share and were issued by the Company to this selling shareholder in a private placement on May 19, 2006. See footnote 23 for information on warrants issued to this selling shareholder in a March 31, 2005 private placement.
25 Constitutes (A) 692,292 shares of common stock issued to the selling shareholder in a private placement on March 31, 2005, consisting of (i) 398,883 shares of common stock issued upon conversion of 500 shares of Series I 6% Convertible Preferred Stock (“Preferred Stock”), (ii) 28,722 shares of common stock subsequently issued by the Company as dividend shares on the Preferred Stock, and (iii) 153,576 shares of common stock issuable upon exercise of warrants at an exercise price of $1.3104 per share; and (B) 111, 111 shares of common stock issued to the selling shareholder in a private placement on May 19, 2006.
26 These warrants have an exercise price of $2.20 per share and were issued by the Company to this selling shareholder in a private placement on May 19, 2006. See footnote 25 for information on warrants issued to this selling shareholder in a March 31, 2005 private placement.
27 Malcolm McLeod has sole voting and dispositive power over the securities held by this selling shareholder.
28 Consists of shares of common stock issuable upon exercise of warrants with an exercise price of $0.669 per share. These warrants were issued to the selling shareholder as partial payment for patent rights to chromium compositions and their uses.
29 Joanie Klar has sole voting and dispositive power over these securities.
30 Consists of shares of common stock issuable upon exercise of warrants with an exercise price of $1.02 per share. These warrants were issued to the selling shareholder as partial payment for marketing services.

Name of Selling Security Holder	Common Stock Owned Before Offering [1]	% of Class	Warrants Owned before Offering [2]	Amount of Common Stock to be Offered	Amount of Common Stock Issuable Upon Exercise of Warrants to be Offered	Securities Owned After Offering	Percent of Class
C.E. Unterberg, Towbin, LLC31 32 33	0	0	97,222[34]	0	97,222	0	0
Dresdner Kleinwort Wasserstein Securities LLC35 36 37	0	0	48,611[38]	0	48,611	0	0

* Less than 1%
PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when disposing of shares:

31 Andrew Arno, Chief Executive Officer, has sole voting and dispositive power over the securities held by this selling shareholder.
32 C.E. Unterberg, Towbin, LLC (“CEUT”) is a registered broker dealer. CEUT received a cash fee consisting of $437,500 and warrants to purchase 97,222 shares of common stock with an exercise price of $1.80 per share, all of which are being registered under this registration statement, as compensation for financial advisory and investment banking services provided to the Registrant in connection with a May 19, 2006 financing.
33 John Gutfreund is Chairman of our Board of Directors and is also Senior Advisor to CEUT, a financial advisor to the Registrant.
34 Consists of shares of common stock issuable upon exercise of warrants with an exercise price of $1.80 per share. The warrants were issued to the selling shareholder as compensation for financial advisory and investment banking services provided to the Company in connection with a May 19, 2006 financing.
35 Susan Dingilian and Bryan Seyfried, each a Managing Director, have shared voting and dispositive power over these securities.
36 Dresdner Kleinwort Wasserstein Securities LLC ("DrKW") is a registered broker dealer and is a financial advisor to the Company. DrKW received a cash fee consisting of $175,000 and warrants to purchase 48,611 shares of common stock with an exercise price of $1.80 per share, all of which are being registered under this registration statement, as compensation for financial advisory and investment banking services provided to the Company in connection with a May 19, 2006 financing.
37 DrKW is an affiliate of the following broker-dealers: Nicholas-Applegate Securities LLC, USAllianz Securities, Inc., EFG Capital Intl LLC, OCC Distributors LLC, EHY Securities (USA), LLC, Dresdner RCM Distributors LLC and Allianz Global Investors Distributors LLC. See footnote 36 for information relating to the issuance of the warrants by the Company to DrKW. DrKW had no agreements or understandings, directly or indirectly, with any person to distribute these warrants at the time it received such warrants.
38 Consists of shares of common stock issuable upon exercise of warrants with an exercise price of $1.80 per share. The warrants were issued to the selling shareholder as compensation for financial advisory and investment banking services provided to the Company in connection with a May 19, 2006 financing.

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The selling security holders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus may be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, to the extent applicable, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and substantially all of the selling security holders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

  Legal matters relating to the validity of the securities offered hereunder are being passed upon for Nutrition 21 by Oscar D. Folger, Esq., 521 Fifth Avenue, New York, New York 10175. Mr. Folger’s wife owns 29,775 shares of the common stock of Nutrition 21.

EXPERTS

  The consolidated financial statements and related financial statement schedule of Nutrition 21, Inc. as of June 30, 2005 and 2004 and for each of the years in the three-year period ended June 30, 2005, have been incorporated by reference in the prospectus in reliance upon the report, also incorporated by reference herein, of J. H. Cohn LLP, independent registered public accounting firm, given upon the authority of that firm as experts in accounting and auditing.

MATERIAL CHANGES

There have been no material developments since the filing on September 27, 2005 of Nutrition 21’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, which are not described in a subsequent report on Form 10-Q or Form 8-K.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC’s World Wide Website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus also does not contain all the information set forth in the registration statement. For further information, you can obtain the complete registration statement and the documents incorporated herein by reference from the SEC offices listed above.

We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. You should also be aware that the information in this prospectus may change after this date.

The following documents, which have been filed with the SEC by Nutrition 21, are incorporated in this prospectus by reference and made a part of it. The SEC file number for all documents which are incorporated by reference is 0-14983.

(1) Annual Report on Form 10-K for the fiscal year ended June 30, 2005.

(2) The Company’s Proxy Statement dated September 30, 2005 for the Company’s Annual Meeting held on November 3, 2005.

(3) Quarterly Reports on Forms 10-Q for the first fiscal quarter ended September 30, 2005, for the second fiscal quarter ended December 31, 2005 and for the third fiscal quarter ended March 31, 2006.

(4) Current Reports on Form 8-K filed with the Securities and Exchange Commission on September 27, 2005, October 20, 2005, November 1, 2005, November 9, 2005, November 14, 2005, September 15, 2005, February 1, 2006, February 14, 2006, April 26, 2006, May 15, 2006, May 23, 2006 and May 26, 2006.

(5) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year referred to in (1) above.

In addition, any amendments to these document and all other reports, proxy statements and other documents of Nutrition 21 hereafter filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the securities covered by this prospectus, shall be deemed to be incorporated in this prospectus and made a part of it by reference from the date of filing of each of these documents. Statements in this prospectus modify and supersede statements contained in all earlier documents incorporated by reference in this prospectus. Further, all future documents incorporated by reference will modify and supersede this prospectus.

Nutrition 21 undertakes to provide without charge to each person to whom this prospectus is delivered, upon the written or oral request, a copy of any and all of the information that has been incorporated by reference in the prospectus. Exhibits to the information that is incorporated by reference will be included only if the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Requests should be directed to the Secretary, Nutrition 21 Inc., 4 Manhattanville Road, Purchase, New York 10577, telephone number (914) 701-4503.

INDEMNIFICATION

Nutrition 21’s by-laws provide that Nutrition 21 may indemnify its directors and officers to the fullest extent permitted by law. The New York Business Corporation Law provides that a corporation may indemnify a director or officer made a party to a derivative action against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which the director or officer is adjudged to have breached his duty to the corporation. In addition, the New York Business Corporation Law provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if the director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act might be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated as follows:

Securities and Exchange Commission fee	$1,757.57
Legal Fees and expenses	$7,000
Accountants' fees and expenses	$3,000
Miscellaneous	$1,000
Total	$12,757.57

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 5.3 of Nutrition 21's by-laws provides that Nutrition 21 may indemnify its directors and officers to the fullest extent permitted by law.

Section 722 of the New York Business Corporation Law provides that a corporation may indemnify a director or officer made a party to a derivative action, against reasonable expenses actually and necessarily incurred by him in connection with the defense of such action, except in relation to matters as to which such director or officer is adjudged to have breached his duty to the corporation. Such indemnification does not include amounts paid in settling or otherwise disposing of a threatened or pending action which is settled or otherwise disposed of without court approval.

Section 722 of the Business Corporation Law further provides that a corporation may indemnify a director or officer, made, or threatened to be made, a party to any action other than a derivative action on behalf of the indemnifying corporation, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful.

Section 723 specifies the manner in which payment of such indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been completely successful, whether on the merits or otherwise, in defending an action referred to in Section 722. In the event that the director or officer has not been wholly successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723. Section 724 provides that upon application by a director or officer, indemnification may be awarded by a court to the extent authorized under Sections 722 and 723. Section 725 provides that no indemnification agreement in any Certificate of Incorporation or By-Laws is valid unless consistent with the statute. In addition, Section 725 contains certain other miscellaneous provisions affecting the indemnification of directors and officers.

Insofar as indemnification by Nutrition 21 for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Nutrition 21 under the foregoing provisions, or otherwise, Nutrition 21 has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by such director, officer or controlling person in connection with the securities being registered, Nutrition 21 will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. Nutrition 21 may, however, pay expenses incurred or paid by a director, officer or controlling person of Nutrition 21 in the successful defense of any action, suit or proceeding.

ITEM 16. EXHIBITS.

Exhibit No.	Description

4.1
Form of Common Stock and Warrant Purchase Agreement by and among the Company and investors signing on the signatory pages thereto. Incorporated by reference from Exhibit 4.1 to the Company’s Form 8-K filed on May 23, 2006.

4.2
Form of Registration Rights Agreement by and among the Company and investors signing on the signatory pages thereto. Incorporated by reference from Exhibit 4.2 to the Company’s Form 8-K filed on May 23, 2006.

4.3	Form of Warrant issued to investors other than to CD Investment Partners, Ltd. Incorporated by reference from Exhibit 4.3 to the Company’s Form 8-K filed on May 23, 2006.

4.4
Form of Common Stock and Warrant Purchase Agreement by and between the Company and CD Investment Partners, Ltd. Incorporated by reference from Exhibit 4.4 to the Company’s Form 8-K filed on May 23, 2006.

4.5
Form of Registration Rights Agreement entered into by and between the Company and CD Investment Partners, Ltd. Incorporated by reference from Exhibit 4.5 to the Company’s Form 8-K filed on May 23, 2006.

4.6	Form of Warrant issued to CD Investment Partners, Ltd. Incorporated by reference from Exhibit 4.6 to the Company’s Form 8-K filed on May 23, 2006.

4.7
Form of Letter Agreement dated by and among the Company, C.E. Unterberg, Towbin, LLC and Dresdner Kleinwort Wasserstein Securities LLC. Incorporated by reference from Exhibit 4.7 to the Company’s Form 8-K filed on May 23, 2006.

4.8
Form of Warrant issued to each of C.E. Unterberg, Towbin, LLC and Dresdner Kleinwort Wasserstein Securities LLC. Incorporated by reference from Exhibit 4.8 to the Company’s Form 8-K filed on May 23, 2006.

5	Opinion of Oscar D. Folger (filed herewith)

23.1	Consent of Oscar D. Folger (included in Exhibit 5)

23.2	Consent of J. H. Cohn LLP (filed herewith)

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high and low and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  Insofar as indemnification by Nutrition 21 for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Nutrition 21 under the foregoing provisions, or otherwise, Nutrition 21 has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by such director, officer or controlling person in connection with the securities being registered, Nutrition 21 will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Purchase, New York on the 15th day of June, 2006.

Nutrition 21, Inc.

By: /s/ Paul Intlekofer

Paul Intlekofer
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Paul Intlekofer as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933.
--------------------

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John H. Gutfreund	Chairman of the Board	June 15, 2006

/s/ Paul Intlekofer	Chief Executive Officer	June 15, 2006

/s/ Alan Kirschbaum	Chief Financial Officer (Principal Financial Officer)	June 15, 2006

/s/ P. George Benson	Director	June 15, 2006

/s/ John Cassis	Director	June 15, 2006

/s/ Warren D. Cooper	Director	June 15, 2006

/s/ Audrey T. Cross	Director	June 15, 2006

/s/ Marvin Moser	Director	June 15, 2006